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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32117

MAR 01 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Securities Services, Inc.
[redacted]

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich Street
(No. and Street)

New York (City) NY (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Zarnowski (212) 816-5788
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *If individual, state last, first, middle name)*

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report* be *covered* by *the opinion of an independent public accountant must* be *supported* by *a statement of facts and circumstances relied on as the basis for the exemption.* See *Section 240. 17a-5(e)*(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

February 25, 2005

State of New York)
) SS:
County of New York)

We do hereby affirm that to the best of our knowledge and belief, the attached financial statements as of December 31, 2004 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. We do hereby certify that the attached financial statements as of December 31, 2004 and supplementary schedules will promptly be made available to Citicorp Securities Services, Inc., members and allied members whose signatures do not appear below.

Thomas Tesauro
Chief Executive Officer

MARILYN E. LIPTON
Notary Public, State of New York
No. 31-4961382
Qualified in New York County
Commission Expires Feb. 5, 20 06

Charles Milone
Chief Financial Officer

Subscribed and sworn to before me
this 25th day of February 2005.

This report contains (check all applicable boxes):**

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income.
X	(d)	Statement of Cash Flows.
X	(e)	Statement of Changes in Stockholder's Equity.
X	(f)	Statement of Changes in Subordinated Indebtedness.
X	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
___	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
___	(m)	A copy of the SIPC Supplemental Report.
___	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.
___	(p)	Schedule of Segregation Requirements and Funds in Segregation - Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Board of Directors and Stockholder of
Citicorp Securities Services, Inc.:

We have audited the accompanying statement of financial condition of Citicorp Securities Services, Inc. (the "Company") (a wholly-owned subsidiary of Citigroup Financial Products Inc.) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citicorp Securities Services, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2005

CITICORP SECURITIES SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004
(In thousands, except share information)

ASSETS		
Cash		$ 2,063
Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations		5,309
Securities purchased under agreements to resell		2,271,376
Financial instruments owned, at market value (Substantially all were pledged to various parties)		11,317,244
Deposits paid for securities borrowed		3,084,897
Other assets		7,056
Total assets		$16,687,945
LIABILITIES AND STOCKHOLDER'S EQUITY		
Securities sold under agreements to repurchase		$2,414,670
Deposits received for securities loaned		2,667,265
Payables and accrued liabilities		11,329,750
Subordinated indebtedness		100,000
Total liabilities		16,511,685
Stockholder's equity:		
Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding)	$ 1	
Additional paid-in capital	38,425	
Retained earnings	137,834	
Total stockholder's equity		176,260
Total liabilities and stockholder's equity		$16,687,945

The accompanying notes are an integral part
of this statement of financial condition.

CITICORP SECURITIES SERVICES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
(In thousands)

1. Summary of Significant Accounting Policies

Basis of presentation

Citicorp Securities Services, Inc. (the "Company") is a wholly-owned subsidiary of Citigroup Financial Products Inc., (the "Parent"). The Company's ultimate parent is Citigroup Inc. ("Citigroup"). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission (the "SEC") and a member of the New York Stock Exchange, Inc. The Company operates a securities business dealing in collateralized financing transactions.

The accompanying statement of financial condition of the Company is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management's best judgment and estimates. Estimates may vary from actual results.

Collateralized financing agreements

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are collateralized principally by government agency securities and are carried at their contractual amounts, including accrued interest as specified in the respective agreements. It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements, and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held.

Deposits paid for securities borrowed ("securities borrowed") and deposits received for securities loaned ("securities loaned") are recorded at the amount of cash advanced or received and are collateralized principally by equity securities. The Company monitors the market value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary. In the event of counterparty default, the Company has the right to liquidate the collateral held.

Financial instruments owned, at market value

Financial instruments owned consist primarily of U.S. equity securities recorded at market value.

Statement of Financial Accounting Standards ("SFAS") No. 140

Pursuant to the collateral provisions of SFAS No. 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125,*" financial instruments owned, at market value and obligations to return securities received as collateral which may be sold or repledged (included in payables and accrued liabilities in the accompanying statement of financial condition) were each increased by $11,317,244 as of December 31, 2004.

2. Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("Rule 15c3-1"). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. As of December 31, 2004, the Company's net capital of $259,158 exceeded the minimum requirement by $258,908.

(In thousands)

3. Pledged Assets

At December 31, 2004, the approximate market value of collateral received by the Company that may be resold or repledged, was $26.7 billion. This collateral was received in connection with reverse repurchase agreements, securities borrowed and loaned.

At December 31, 2004, substantially all of the collateral received by the Company had been sold or repledged in connection with repurchase agreements, securities borrowed and loaned, and segregation requirements under securities laws and regulations.

4. Related Party Transactions

Cash

Cash segregated and on deposit for Federal and other regulations at December 31, 2004 is held by Citibank, N.A., an affiliated company.

Subordinated indebtedness

At December 31, 2004, subordinated indebtedness of $100,000 consists of borrowings outstanding pursuant to a subordinated revolving credit agreement with the Parent. This agreement bears interest at a rate agreed upon by both parties (currently at 3.2%) and matures on April 30, 2006. The Company recorded $2,164 in interest expense related to subordinated indebtedness with the Parent. Payables and accrued liabilities at December 31, 2004 include $757, which represents interest payable to the Parent for the subordinated indebtedness. All subordinated indebtedness qualifies for inclusion in net capital at December 31, 2004. In accordance with Rule 15c-3-1, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital requirements are not met.

Collateralized financing agreements

At December 31, 2004, all securities borrowed, repurchase agreements and reverse repurchase agreements represent collateralized financing transactions with Citigroup Global Markets Inc. ("CGMI"), an affiliated broker-dealer.

5. Income Taxes

Under income tax allocation agreements with its Parent and Citigroup, the Company's U.S. Federal, state and local income taxes are provided on a separate return basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax sharing agreement with its Parent, the Company will settle its net taxes payable balance of $4,856 million with its Parent in the year 2005.

6. Fair Value Information

At December 31, 2004, assets recorded at market or fair value includes cash and financial instruments owned. Assets and liabilities recorded at contractual amounts that approximate market or fair value include securities borrowed, securities loaned, payables and accrued liabilities, repurchase agreements and subordinated indebtedness. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates. Reverse

repurchase agreements are recorded at contractual amounts, and may be sensitive to shifts in market interest rates because of their term to maturity.

7. Concentrations of Credit Risk

At December 31, 2004, collateral held for securities borrowed, repurchase agreements, and reverse repurchase agreements are with CGMI, an affiliated broker-dealer. For securities loaned, the Company has counterparty concentrations with financial institutions all transacting business in the United States.

8. Obligations Under Guarantees

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an often standard contractual terms and were entered into in the normal course business based on an assessment that the risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. There are no amounts reflected on the statement of financial condition as of December 31, 2004 related to these indemnifications.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Citicorp Securities Services, Inc.:

In planning and performing our audit of the financial statements of Citicorp Securities Services, Inc. (a wholly-owned subsidiary of Citigroup Financial Products Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2005